SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

REPUBLIC FIRST BANCORP, INC.
(Name of Issuer) Common Stock, Par Value $0.01
(Title of Class of Securities) 760416107
(CUSIP Number) December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 760416107	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,077,453 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 2,077,453 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,453 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 760416107	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,373,803 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,373,803 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,803 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 760416107	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,373,803 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,373,803 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,803 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 760416107	13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 2,077,453 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSTIVE POWER 2,077,453 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,453 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Republic First Bancorp, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

50 South 16th Street
Philadelphia, PA 19106

Item 2.	(a)	Name of Persons Filing:

Schaller Investment Group Incorporated (the “Adviser”)
Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership”)
Schaller Equity Management, Inc. (the “General Partner”)
Douglas E. Schaller

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

324 Indera Mills Court
Winston-Salem, NC 27101

(c)	Citizenship:

Schaller Investment Group Incorporated is a North Carolina corporation
Schaller Equity Partners, A North Carolina Limited Partnership
Schaller Equity Management, Inc. is a North Carolina corporation
Mr. Schaller is a United States citizen

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01

(e)	CUSIP Number:

760416107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(Schaller Investment Group Incorporated is a registered investment adviser; for all other reporting persons Item 3 is not applicable)

Item 4.	Ownership.

		Schaller Investment Group	Schaller Equity Partners	Schaller Equity Management, Inc.	Douglas E. Schaller
(a)	Amount Beneficially Owned:	2,077,453	1,373,803	1,373,803	2,077,453
(b)	Percent of Class:	8.0%	5.3%	5.3%	8.0%
(c)	Number of Shares to Which Reporting Person Has:
(i)	Sole Voting Power:	N/A	N/A	N/A	N/A
(ii)	Shared Voting Power:	2,077,453	1,373,803	1,373,803	2,077,453
(iii)	Sole Dispositive Power:	N/A	N/A	N/A	N/A
(iv)	Shared Dispositive Power:	2,077,453	1,373,803	1,373,803	2,077,453

The reported shares are the Issuer’s common stock, par value $0.01.

As of December 31, 2010, 1,373,803 of the reported shares are owned directly by the Partnership, whose general partner is the General Partner and whose investment adviser is the Adviser.  The General Partner and the Adviser could each be deemed to be indirect beneficial owners of these reported shares, and could be deemed to share such beneficial ownership with the Partnership. In addition, 703,650 of the reported shares are held in separate accounts managed by the Adviser. The Adviser could be deemed to be an indirect beneficial owner of the shares held in the separately managed accounts.

Douglas E. Schaller is the President of the General Partner and the President of the Adviser, and could be deemed to share the indirect beneficial ownership described above with the General Partner, the Adviser and the Partnership.

This Amendment No. 2 filing on Schedule 13G amends that certain Amendment No. 1 as filed by Schaller Equity Partners on February 7, 2011, in order to re-order the disclosures set forth herein to present the Adviser's holdings first. There are no other changes to Amendment No. 1.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated October 21, 2010, among Schaller Equity Management, Inc., Schaller Equity Partners, A North Carolina Limited Partnership, Schaller Investment Group Incorporated and Douglas E. Schaller.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 7, 2011
SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP

By:	Schaller Equity Management, Inc., General Partner
By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 7, 2011
SCHALLER EQUITY MANAGEMENT, INC.
By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 7, 2011
SCHALLER INVESTMENT GROUP INCORPORATED
By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date: February 7, 2011
/s/ Douglas E. Schaller
Douglas E. Schaller